11023356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED OCT 06 2011 SEC PROCESSING SECTION 211 WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 38388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/10 (MM/DD/YY) AND ENDING 6/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scully Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 15th Street, NW, Suite 900
(No. and Street)

Washington (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry J. Scully 202-775-3434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

111 Rockville Pike, #600, (Address) Rockville, (City) MD (State) 20850 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/11/2011

OATH OR AFFIRMATION

I, Larry J. Scully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scully Capital Securities Corporation, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH LYNN OROZCO
Notary Public - Maryland
Frederick County
My Commission Expires on
July 21, 2014

Signature

President

Title

10/5/2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Footnotes

x (p) Statement of Cash Flows

Financial Statements
For the Years Ended
June 30, 2011 and 2010

Scully Capital Securities Corporation

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Scully Capital Securities Corporation

Contents

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
Scully Capital Securities Corporation

We have audited the accompanying statement of financial condition of ***Scully Capital Securities Corporation,*** a Delaware corporation, as of June 30, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***Scully Capital Securities Corporation*** (Company). Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of June 30, 2010, were audited by Davis, Josey, Keating and Ranes, LLC, whose report dated August 10, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 financial statements referred to above present fairly, in all material respects, the financial position of ***Scully Capital Securities Corporation*** as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Rockville, Maryland
October 4, 2011

111 Rockville Pike, 6th Floor, Rockville, MD 20850 | T 240-403-3700 | F 240-403-3701 | dhgllp.com

Scully Capital Securities Corporation

Statements of Financial Condition

June 30,	2011	2010
Assets		
Current assets		
Cash	$ 187,624	$ 183,586
Accounts receivable	118,471	72,568
Total current assets	306,095	256,154
Other assets		
Prepaid expense	811	1,049
	$ 306,906	$ 257,203
Liabilities and Stockholder's Equity		
Current liabilities		
Current income tax liability - due to parent company	$ 23,633	$ 22,901
Deferred tax liability	29,821	17,143
Total current liabilities	53,454	40,044
Stockholder's equity		
Common stock, par value $.001; 10,000 shares authorized, issued and outstanding	10	10
Additional paid-in capital	124,797	124,797
Retained earnings	128,645	92,352
	253,452	217,159
	$ 306,906	$ 257,203

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statements of Income

Years Ended June 30,	2011	2010
Revenue		
Contract income	$ 349,631	$ 194,384
Interest income	101	373
Total revenue	349,732	194,757
Operating expenses		
Professional fees	14,443	7,500
Dues and licenses	1,149	1,136
Regulatory fees	8,472	7,528
Office expenses	275,965	175,045
Total operating expenses	300,029	191,209
Income before income taxes	49,703	3,548
Income tax expense (benefit)		
Current	732	10,338
Deferred	12,678	(9,638)
	13,410	700
Net income	$ 36,293	$ 2,848

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Changes in Stockholder's Equity

Years Ended June 30, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - June 30, 2009	$ 10	$ 124,797	$ 89,504	$ 214,311
Net income	-	-	2,848	2,848
Balance - June 30, 2010	$ 10	$ 124,797	$ 92,352	$ 217,159
Net income	-	-	36,293	36,293
Balance - June 30, 2011	$ 10	$ 124,797	$ 128,645	$ 253,452

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statements of Cash Flows

Years Ended		**2011**		**2010**
Cash flows from operating activities				
Net income	$	36,293	$	2,848
Adjustments to reconcile net income to net cash from operating activities:				
Change in:				
Accounts receivable		(45,903)		37,594
Prepaid expenses		238		250
Current income tax liability - due to parent		732		700
Deferred tax liability		12,678		(53,000)
Net cash from operating activities		4,038		(11,608)
Cash and cash equivalents - beginning of year		183,586		195,194
Cash and cash equivalents - end of year	$	187,624	$	183,586
Supplemental Information				
Interest paid	$	-	$	-
Taxes paid	$	-	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company or the Securities Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company's business also includes the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is regulated by the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of Scully Capital Services, Inc ("Parent Company"). The Company does not act as a clearing broker nor does it hold securities for the accounts of others.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis with that of the preceding period.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

Accounts Receivable

Accounts receivable are receivables due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. Management of the Company periodically reviews the collectibility of accounts receivable, and those accounts that are considered not collectible are written off as bad debts. An allowance for doubtful accounts receivable has not been recorded as all amounts are deemed collectible at June 30, 2011 and 2010.

Concentrations

The Company maintains its cash in a checking account which is federally insured, and at various times in brokerage deposit accounts with an unaffiliated broker-dealer that maintains SIPC insurance. There were no amounts in excess of federally-insured limits at June 30, 2011 and 2010. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Amounts due from four customers at June 30, 2011 totaled $112,843 and $71,649, or approximately 95% and 100%, of total accounts receivable as of June 30, 2011 and 2010, respectively. Four customers represented all of contract revenue for 2011, and three customers represented 91% of contract revenue for 2010.

Revenue Recognition

The Company charges customers a monthly fixed fee for their services along with “success fees” billed at the completion of the contract. All fees are agreed to in the customer contract and are recognized monthly for fixed fees and as contracts are completed for success fees.

Income Taxes

Scully Capital Securities Corporation files income taxes on a consolidated basis with its Parent Company. The provision for income taxes is made on a separate company basis with the amount of taxes due recorded as due to the parent company. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable and prepaid expenses. These balances are recognized for financial statement reporting but are deferred for tax purposes.

A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company’s financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2011 and 2010, respectively. Interest and penalties, if any, are reflected in income tax expense in the accompanying statements of income. Fiscal years ending on or after June 30, 2008 remain subject to examination by federal and state tax authorities.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through October 4, 2011, the date the financial statements were available to be issued.

3. Related Party Transactions

The Company provides advice and other securities related services to a limited number of unrelated entities and Scully Capital Services, Inc. in connection with financings structured by the Parent Company involving municipal securities. There were no fees charged to the Parent Company by the Securities Company for such services for the years ended June 30, 2011 and 2010.

The Parent Company also provides services to the Securities Company. Pursuant to an agreement between the parties, the Parent Company charged $259,000 and $162,000 in 2011 and 2010, respectively, for services provided to the Securities Company based upon a set fixed fee and variable fee that relates to the activity of the Security Company. These charges are recorded as office expenses.

4. Net Capital Requirements

Pursuant to the net capital requirements under the Securities Exchange Act of 1934 of Rule 15c3-1, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000. The Company must notify FINRA if net capital goes below $6,000. On June 30, 2011 and 2010, the Company had net capital (as computed in accordance with the regulations of the Securities and Exchange Commission) of $134,170 and $143,542, respectively, and the ratio of aggregate indebtedness to net capital was .40 and .28 to one, respectively

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission. In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the Securities and Exchange Commission.

The Company does not conduct a retail business as broker or dealer and does not maintain possession or control of securities for customers. As such, the Company is not subject to the requirements of Rule 15c3-3.

5. Income Taxes

The provision for income taxes consists of the following:

	2011	2010
Current		
Federal income taxes	$ 421	$ 6,209
State income taxes	311	4,129
	732	10,338
Deferred		
Federal income tax liability (benefit)	7,607	(5,783)
State income tax liability (benefit)	5,071	(3,855)
	12,678	(9,638)
	$ 13,410	$ 700

Deferred income tax liability as of June 30, 2011 and 2010 is as follows:

	2011	2010
Net operating loss from parent company	$ -	$ 1,031
Accounts receivable	(29,618)	(17,912)
Prepaid expenses	(203)	(262)
	(29,821)	(17,143)
Deferred tax valuation allowance	-	-
Net deferred tax liability	$ (29,821)	$ (17,143)

* * * * *

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Scully Capital Securities Corporation

We have audited the accompanying financial statements of ***Scully Capital Securities Corporation*** as of and for the year ended June 30, 2011, and have issued our report thereon dated October 4, 2011. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken a whole.

Dixon Hughes Goodman LLP

Rockville, Maryland
October 4, 2011

111 Rockville Pike, 6th Floor, Rockville, MD 20850 | T 240-403-3700 | F 240-403-3701 | dhgllp.com

Scully Capital Securities Corporation

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule I

June 30, 2011

Stockholder's equity		
Stockholder's equity qualified for net capital	$	253,452
Nonallowable assets and miscellaneous capital charges		
Prepaid expenses		811
Accounts receivable		118,471
		119,282
Net capital	$	134,170
Amounts included in total liabilities which represent aggregate indebtedness	$	53,454
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirements	$	129,170
Ratio of aggregate indebtedness to net capital		40%

Except for the accrual of and provision for income taxes, there are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of June 30, 2011.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(i).

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Scully Capital Securities Corporation

In planning and performing our audit of the financial statements of ***Scully Capital Securities Corporation*** (Company), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

111 Rockville Pike, 6th Floor, Rockville, MD 20850 | T 240-403-3700 | F 240-403-3701 | dhgllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a remote possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Rockville, Maryland
October 4, 2011